HEARTLAND FINANCIAL USA, INC.
1398 Central Avenue
Dubuque, Iowa 52001

April 8, 2019

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Attention: Mr. Christopher Dunham

Re:	Heartland Financial USA, Inc.
Registration Statement on Form S-4
Filed March 4, 2019
Registration No. 333-230060

Dear Mr. Dunham:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned, on behalf of Heartland Financial USA, Inc. (the “Company”), hereby requests acceleration of effectiveness of the above-referenced Registration Statement to 4:30 p.m., Eastern Daylight Time, on April 9, 2019, or as soon thereafter as practicable.

Thank you for your assistance. If you have any questions, please contact Jay L. Swanson of Dorsey & Whitney LLP, counsel to the Company, by telephone at (612) 340-2763, or by e‑mail at swanson.jay@dorsey.com.

Very truly yours,

HEARTLAND FINANCIAL USA, INC.

By:     /s/ Michael J. Coyle
Michael J. Coyle, Executive Vice President and Senior General Counsel

cc:	Mr. Bryan R. McKeag
Mr. J. Daniel Patten
Heartland Financial USA, Inc.

Mr. Jay L. Swanson
Dorsey & Whitney LLP